Filed Pursuant to Rule 424(b)(3)
File No. 333-220480
Angel Oak Strategic Credit Fund
(the “Fund”)

October 2, 2025

Supplement to the Prospectus and Statement of Additional Information (“SAI”)
dated May 31, 2025

This Supplement provides updated information beyond that contained in the Prospectus and SAI and should be read in conjunction with the Prospectus and SAI.

As previously announced on April 1, 2025, on October 1, 2025, Brookfield Asset Management Ltd. acquired a majority of Angel Oak Companies, LP, the parent of Angel Oak Asset Management Holdings, LLC, itself the parent of Angel Oak Capital Advisors, LLC (“Angel Oak”), the investment adviser of the Fund (the “Transaction”). The Transaction is not expected to result in any material change in the day-to-day management of the Fund.

The closing of the Transaction resulted in a change of control of Angel Oak (the “Change of Control”). Consistent with applicable requirements under the Investment Company Act of 1940, as amended (the “1940 Act”), the previous investment advisory agreement between Angel Oak and the Fund (the “Previous Advisory Agreement”), contains a provision that the Previous Advisory Agreement will automatically terminate in the event of an “assignment” (as defined in the 1940 Act). The Change of Control caused an assignment of the Previous Advisory Agreement and resulted in the automatic termination of the Previous Advisory Agreement.

At a meeting held on April 23, 2025, the Board of Trustees (the “Board”) of the Fund considered and approved a new investment advisory agreement between Angel Oak and the Fund (the “New Advisory Agreement”) with the same advisory fee and substantially similar terms and conditions to the Previous Advisory Agreement. At a special meeting of shareholders of the Fund held on June 26, 2025, the Fund’s shareholders approved the New Advisory Agreement. The New Advisory Agreement will not result in any material changes to the Fund’s investment objectives and principal investment strategies.

Consistent with applicable requirements under the 1940 Act, requiring the post-Transaction Board to be comprised of more than 75% independent Trustees, the Board has accepted the resignation of Cheryl M. Pate, a senior portfolio manager at Angel Oak, as a Trustee of the Board pursuant to its governing documents, effective as of the close of business on September 30, 2025. The Board has further decreased the number of Trustees to the Fund to five.

Effective as of the close of business on September 30, 2025, the following changes are made to the Fund’s Prospectus and SAI:

The section of the Prospectus captioned “Management of the Fund – Trustees” is revised by replacing the second sentence of the first paragraph with the following:

The Board consists of five members, four of whom are considered Independent Trustees.

Accordingly, all references to Cheryl M. Pate are hereby removed from the SAI.

Additionally, effective October 1, 2025, Ward Bortz has replaced Adam Langley as President of the Fund.

Accordingly, all references to Adam Langley are hereby removed from the SAI and replaced with references to Ward Bortz.

The section of the SAI captioned “Management – Trustees and Officers” is revised by replacing the first row of the table titled “Officers of the Trust” with the following:

Name and Year of Birth	Position with the Trust	Term of Office and Length of Time Served	Principal Occupation(s) during Past 5 Years
Ward Bortz 1983	President	Since 2025; indefinite term	Head of U.S. Wealth and ETF Portfolio Manager, Angel Oak Capital Advisors, LLC (since 2022); Head of ETFs and Senior Researcher, Angel Oak Capital Advisors, LLC (2022); Client Portfolio Manager, Fixed Income Factors, Invesco (2019-2022).

Please retain this Supplement with your Prospectus and SAI for future reference.